Filed by El Sitio, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: El Sitio, Inc.
                          Commission File No. 34-28367


THE FOLLOWING IS A PRESS RELEASE ISSUED BY EL SITIO, INC. ON AUGUST 8, 2001.


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                                   El SITIO

                                                          FOR IMMEDIATE RELEASE
                                                          ---------------------

               El Sitio's Board of Directors Approves a 1-For-10
                   Reverse Share Split for its Common Shares

Buenos Aires, August 8, 2001 - El Sitio, Inc. (Nasdaq: LCTO) today announced that its Board of Directors has approved a 1-for-10 reverse share split for its common shares. The split will be effective on August 22, 2001. Shareholder approval of the split is not required.

The reverse share split is being undertaken in an effort to enable El Sitio to comply with the minimum share price requirements of The Nasdaq National Market and to preserve the listing of El Sitio's common shares. El Sitio expects to receive a delisting notice from the Nasdaq next week because the minimum bid price for its common shares has continued to be below the required $1.00 per share. However, prior to actual delisting, El Sitio understands that it will have an opportunity to appeal and anticipates that the reverse share split will bring its common shares back into compliance with Nasdaq's bid price requirements.

As previously disclosed, El Sitio has signed a definitive agreement to merge with Ibero American Media Partners, a combination that will form Claxson Interactive Group. The merger will be completed on the basis of the number of El Sitio common shares outstanding after the reverse share split, which will not change the percentage ownership interest in Claxson to be held by El Sitio's shareholders.

About El Sitio

El Sitio, Inc. (Nasdaq: LCTO) is a leading Internet media company providing original country-specific and global interactive content and community-building features, e-commerce and connectivity to Spanish and Portuguese speakers. El Sitio is designed as an Internet media destination network (www.elsitio.com) that consists of country Web sites for Argentina, Brazil, Chile, Colombia, Mexico, the United States, Uruguay and Venezuela. Founded in 1997, El Sitio has teams of local professionals in each of its country offices throughout the Americas. El Sitio's common shares began trading on The Nasdaq National Market in December 1999.



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This press release contains forward-looking statements within the meaning of the "safe harbor "provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of El Sitio's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address, among others, the following subjects: El Sitio's plan to maintain a listing on The Nasdaq National Market for its common shares; and the anticipated effect of the reverse share split on the share price of such shares on Nasdaq. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the share price of El Sitio's common shares on The Nasdaq National Market could decline due to investor perceptions of the reverse share split or other factors relating specifically to El Sitio or generally to the sector in which it conducts its operations; and the risk that The Nasdaq National Market may not provide El Sitio with an adequate period of time to meet its minimum bid price or other continued listing requirements. For a detailed discussion of these and other cautionary statements, please refer to El Sitio's filings with U.S. Securities and Exchange Commission.

Claxson Interactive Group Inc. has filed with the Securities and Exchange Commission a definitive prospectus/proxy statement on Form F-4 regarding the proposed El Sitio/Claxson Interactive Group Inc. merger. Investors and security holders are urged to read the Form F-4 and any other documents that El Sitio, Inc. and Claxson Interactive Group Inc. may file with the Commission from time to time because these documents will contain important information. Investors and security holders can obtain free copies of such documents at the Commission's web site at www.sec.gov. A copy of such documents can also be obtained for free by directing a request to: El Sitio, Inc., Avenida Ingeniero Huergo 1167, C1107AOL, Buenos Aires, Argentina.


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CONTACTS
Press:                                       Investors:
Jennifer Gery                                Jeff Majtyka/Leonardo Santiago
Brainerd Communicators, Inc.                 Brainerd Communicators, Inc.
(212) 986-6667                               (212) 986-6667
gery@braincomm.com                           majiyka@braincomm.com
                                             santiago@braincomm.com



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